EXHIBIT 12

NORTEL NETWORKS CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Dividends

(millions of U.S. Dollars)	Three months ended September 30, 2008	Nine months ended September 30, 2008	Years ended December 31,
			2007	2006	2005 As restated	2004 As restated	2003 As restated
Earnings (loss) from operations before minority interest, equity in net earnings of associated companies and income taxes	(1,263)	(1,286)	270	141	(2,656)	(283)	116
Add:
Fixed charges	110	324	547	447	311	290	320
Amortization of capitalized interest	—	—	—	—	—	—	(2)
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—	—	—
Subtract:
Interest capitalized	—	—	5	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	6	18	38	33	25	20	23
Minority interest in pre-tax income of subsidiaries without fixed charges	21	154	115	59	39	33	48

Income (loss) as adjusted	(1,180)	(1,135)	659	496	(2,409)	(46)	363

Fixed charges:
Interest expense
– Long-term debt	78	225	352	272	209	192	178
– Other	3	12	29	68	10	10	28
1/3 of rental expense on operating leases deemed to be representative of interest expense	20	57	109	66	58	60	87
Preference security dividend requirements of consolidated subsidiaries	6	18	38	33	25	20	23
Amortized premiums, discounts and capitalized expenses related to indebtedness	3	11	19	8	9	8	4

Fixed charges	110	324	547	447	311	290	320

Nortel Networks Corporation preference security dividend	—	—	—	—	—	—	—

Combined fixed charges and preference security dividend requirements	110	324	547	447	311	290	320

Ratio of earnings to fixed charges	*	*	1.2	1.1	*	*	1.1

Ratio of earnings to combined fixed charges and preference security dividend requirements	**	**	1.2	1.1	**	**	1.1

*	The earnings of Nortel Networks Corporation were inadequate to cover fixed charges for the three and nine months ended September 30, 2008 by $1,290 and $1,459, respectively, and for the years ended December 31, 2005 and 2004, by $2,720 and $336, respectively.

**	The earnings of Nortel Networks Corporation were inadequate to cover combined fixed charges and preference security dividend requirements for the three and nine months ended September 30, 2008 by $1,290 and $1,459, respectively, and for the years ended December 31, 2005 and 2004, by $2,720 and $336, respectively.